[WLRK Letterhead]

July 31, 2018

VIA HAND DELIVERY AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Celeste M. Murphy

Paul Fischer

Terry French

Claire DeLabar

Re:	Arlo Technologies, Inc.

Statement on Form S-1

Amended on July 23, 2018

File No. 333-226088

Ladies and Gentlemen:

On behalf of our client, Arlo Technologies, Inc. (the “Company”), we are providing the Company’s response to the oral comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that was conveyed during the telephone conversation on July 26, 2018, with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Company has publicly filed an Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via EDGAR, and five courtesy copies of Amendment No. 2 marked to show changes to the Registration Statement are being sent to the Staff under separate cover.

For the Staff’s convenience, the Staff’s oral comment is set forth below in bold, followed by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2. All references to page numbers in these responses are to the pages of Amendment No. 2.

Amendment No. 1 to the Registration Statement filed July 23, 2018

Recent Developments, page 12

1.

Oral Comment: We note that you included a Recent Developments section that includes certain flash numbers for the three months ended July 1, 2018. In order to provide a more balanced presentation, please revise to disclose the extent to which the Company expects to experience losses for the same period.

U.S. Securities and Exchange Commission

July 31, 2018

Response:

In response to the Staff’s telephonic comment, the Company has revised its disclosure on page 12 of Amendment No. 2.

The Company has also revised its disclosure on page 12 of Amendment No. 2 to clarify the difference between costs to establish procedures and practices that will enable the Company to operate as a stand-alone public company, on the one hand, and the costs that will be incurred by the Company in connection with the transition services agreement, on the other hand. The Company has also revised corresponding disclosure on pages 16-17, 73, 82-83 and 144-145 of Amendment No. 2.

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If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1117 or David C. Karp at (212) 403-1327.

Very truly yours,

/s/ Ronald C. Chen
Ronald C. Chen

Enclosures

cc:	Andrew W. Kim, NETGEAR, Inc.

David C. Karp, Wachtell, Lipton, Rosen & Katz

John T. Sheridan, Latham & Watkins LLP
Tad J. Freese, Latham & Watkins LLP
Brian D. Paulson, Latham & Watkins LLP